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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                 CYBERFUND, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   232472 10 0
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                                 (CUSIP Number)


                             William J. Reilly, Esq.
                             401 Broadway, Suite 912
                               New York, NY 10013
                                 (212) 683-1570
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 26, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 232472 10 0



1.  NAME OF REPORTING PERSON (REPORTING INDIVIDUAL)
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David M. Hollo


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*
    A(   )
      ---
    B(   )
      ---

3.  SEC USE ONLY.

4.  SOURCE OF FUNDS*

    G

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    YES(   )
        ---
    NO ( X )
        ---

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

    500,000


8.  SHARED VOTING POWER

    0

9.  SOLE DISPOSITIVE POWER

    500,000

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    David M. Hollo             500,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    (   )
     ---

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.5%

14. TYPE OF REPORTING PERSON*

    IN

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         TITLE OF CLASS:               Common Stock, $.001 par value
         ISSUER:                       Cyberfund, Inc. (formerly
                                       Semper Resources Corp.)
         CUSIP No.:                    232472 10 0

         PRINCIPAL EXECUTIVE OFFICE:   5447 NW 42nd Ave.
                                       Boca Raton, FL 33496


ITEM 2.  IDENTITY AND BACKGROUND

         David M. Hollo (the "Reporting Individual") is the brother of Mark G. Hollo, the President, CEO, Chairman, and principal shareholder of the Company. The Reporting Individual is employed by A.G. Edwards and Co. and is also a private investor. During the last five years the Reporting Individual has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Individual is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         The Company shares held by the Reporting Individual (the "Shares") were acquired as a gift on March 26, 2007.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The purpose of the acquisition of the Shares by the Reporting Individual was as a gift. The Reporting Individual intends to review his holdings with respect to the Company on a continuing basis. Depending on the Reporting Individual's evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the Shares and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), the Reporting Individual may acquire additional shares of the Company's common stock; sell all or a portion of his shares, now owned or hereinafter acquired; or maintain his position with respect to the Company, and formulate plans or proposals with respect to any such matters.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

         (a) The 500,000 shares of the Company Common Stock beneficially owned by the Reporting Individual constitute the entire actual or beneficial interest of the Reporting Individual in the Company.

         (b) The Reporting Individual has sole voting and dispositive power with respect to all 500,000 of the shares.

         (c) Except as described in Item 3 above, there have been no purchases or sales of the Company's common stock by the Reporting Individual within the past sixty days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Individual and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 26, 2007.
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                                  Reporting Individual:

                                  /s/ David M. Hollo
                                  --------------------------
                                  DAVID M. HOLLO















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